PFL LETTERHEAD





                                  June 2, 2000


VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

         Re:      Legacy Builder Variable Life Separate Account
                  1940 Act File No. 811-9115
                  Amendment to Form N-8F

Dear Sir or Madam:

This letter serves as an amendment to the Form N-8F filed by Legacy Builder Variable Life Separate Account ("Applicant") on May 30, 2000 (Accession Number:
0001016843-00-000441). The Form was filed in error and Applicant would like to have this filing revoked.

Please direct any questions regarding this filing to Priscilla Hechler at 727-299-1747. Thank you for your assistance with this matter.

                                   Sincerely,

                                   Legacy Builder Variable Life Separate Account




                                   By: /s/ PRISCILLA I. HECHLER
                                           Priscilla I. Hechler
                                           Assistant Vice President
                                           and Assistant Secretary


cc:      Kimberly A. Scouller, Esq.
         Mary Jane Wilson-Bilik, Esq.
         Frank Camp, Esq.